UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Distribución & Servicio D&S S.A.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable	13G	Page 2 of 40 Pages

1.	Name of Reporting Person: Retail International S.A. (1) I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 990,896,918
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 990,896,918
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 990,896,918
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 15.20%
12.	Type of Reporting Person (See Instructions): CO
(1) On January 22, 2008, Retail International S.A. merged with and absorbed Servicios Profesionales y de Comercialización Tres Limitada, becoming the beneficial owner of an additional 1,347,128,980 common shares issued by Distribución y Servicio D&S S.A. (representing a 20.66% stake in this company).  On August 23, 2008, Retail International S.A. spun off Retail International Tres S.A., assigning to Retail International Tres S.A. 221,065,150 common shares issued by Distribución y Servicio D&S S.A. (representing a 3.39% stake in this company).  On August 23, 2008, Retail International S.A. spun off Retail International Cuatro S.A., assigning to Retail International Cuatro S.A. 39,159,308 common shares issued by Distribución y Servicio D&S S.A. (representing a 0.60% stake in this company).

CUSIP No. Not Applicable	13G	Page 3 of 40 Pages

1.	Name of Reporting Person: Rentas FIS y Compañía, Sociedad Colectiva Civil (1) I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 913,601,867
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 913,601,867
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 913,601,867
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.01%
12.	Type of Reporting Person (See Instructions): PN
(1)  On August 22, 2008, Servicios Profesionales y de Comercialización Cinco Limitada merged with Servicios e Inversiones Trucha S.A. and on August 27, 2008, Servicios e Inversiones Trucha S.A. spun off Servicios e Inversiones Trucha Dos S.A. and Servicios e Inversiones Trucha Tres S.A.  On October 17, 2008, Servicios e Inversiones Trucha Tres S.A. merged into Rentas FIS y Compañía, Sociedad Colectiva Civil. As a result of the merger, Rentas FIS y Compañía, Sociedad Colectiva Civil became the beneficial owner of 913,601,867 common shares issued by Distribución y Servicio D&S S.A. (representing a 14.01% stake in this company).

CUSIP No. Not Applicable	13G	Page 4 of 40 Pages

1.	Name of Reporting Person: Rentas HAY y Compañía, Sociedad Colectiva Civil (1) I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 913,601,867
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 913,601,867
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 913,601,867
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 14.01%
12.	Type of Reporting Person (See Instructions): PN
(1)  On August 22, 2008, Servicios Profesionales y de Comercialización Cinco Limitada merged with Servicios e Inversiones Trucha S.A. and on August 27, 2008, Servicios e Inversiones Trucha S.A. spun off Servicios e Inversiones Trucha Dos S.A. and Servicios e Inversiones Trucha Tres S.A.  On October 17, 2008, Servicios e Inversiones Trucha Dos S.A. merged into Rentas HAY y Compañía, Sociedad Colectiva Civil. As a result of the merger, Rentas HAY y Compañía, Sociedad Colectiva Civil became the beneficial owner of 913,601,867 common shares issued by Distribución y Servicio D&S S.A. (representing a 14.01% stake in this company).

CUSIP No. Not Applicable	13G	Page 5 of 40 Pages

1.	Name of Reporting Person: Schouten N.V. Agencia en Chile (1) I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 621,975,420
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 621,975,420
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 621,975,420
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 9.54%
12.	Type of Reporting Person (See Instructions): CO
(1) On October 23, 2008, Retail International Dos S.A. merged into Anson S.A. and on December 15, 2008, Anson S.A. merged into Schouten N.V. Agencia en Chile. As a result of the merger, Schouten N.V. Agencia en Chile became the beneficial owner of 621,975,420 common shares issued by Distribución y Servicio D&S S.A. (representing a 9.54% stake in this company).

CUSIP No. Not Applicable	13G	Page 6 of 40 Pages

1.	Name of Reporting Person: Retail International Tres S.A. (1) I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 221,065,150
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 221,065,150
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 221,065,150
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 3.39%
12.	Type of Reporting Person (See Instructions): CO
(1) On August 21, 2008, Retail International S.A. spun off Retail International Tres S.A., assigning to Retail International Tres S.A. 221,065,150 common shares issued by Distribución y Servicio D&S S.A. (representing a 3.39% stake in this company).

CUSIP No. Not Applicable	13G	Page 7 of 40 Pages

1.	Name of Reporting Person: Inversiones International Supermarket Holdings Limitada (1) I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 203,410,544
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 203,410,544
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 203,410,544
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 3.12%
12.	Type of Reporting Person (See Instructions): PN
(1) On August 26, 2008, International Supermarket Holdings S.A. was reorganized into a Limited Liability Partnership (Sociedad de Responsabilidad Limitada) under the name Inversiones International Supermarket Holdings Limitada.

CUSIP No. Not Applicable	13G	Page 8 of 40 Pages

1.	Name of Reporting Person: Servicios Profesionales y de Comercialización Cuatro Limitada (1) I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 107,423,598
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 107,423,598
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 107,423,598
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 1.65%
12.	Type of Reporting Person (See Instructions): PN
(1)  On January 9, 2008, Servicios Profesionales y de Comercialización Limitada merged with and absorbed Inversiones Campeones Limitada, becoming the beneficial owner of the 3,066,288 common shares issued by Distribución y Servicio D&S S.A. (representing a 0.05% stake in this company). On January 10, 2008, Servicios Profesionales y de Comercialización Limitada merged with and absorbed Inversiones Palomar Limitada, becoming the beneficial owner of the 599,758,172 common shares previously held by Inversiones Palomar Limitada (representing a 9.20% stake in Distribución y Servicio D&S S.A.). As of January 10, 2008, Servicios Profesionales y de Comercialización Limitada was the beneficial owner of 2,908,864,456 common shares issued by Distribución y Servicio D&S S.A. (representing a 44.61% stake in this company). On January 14, 2008, Servicios Profesionales y de Comercialización Limitada spun-off Servicios Profesionales y de Comercialización Dos Limitada, as a result of which Servicios Profesionales y de Comercialización Dos Limitada became the beneficial owner of 2,908,864,456 common shares issued by Distribución y Servicio D&S S.A. (representing a 44.61% stake in this company). On January 21, 2008, Servicios Profesionales y de Comercialización Dos Limitada spun-off Servicios Profesionales y de Comercialización Tres Limitada, Servicios Profesionales y de Comercialización Cuatro Limitada and Servicios Profesionales y de Comercialización Cinco Limitada, as a result of which they became the beneficial owners of 1,347,128,980, 107,423,598 and 1,347,008,630 common shares issued by Distribución y Servicio D&S S.A., respectively (representing a 20.66%, 1.65% and 20.66% stake in this company, respectively). Following this transaction, Servicios Profesionales y de Comercialización Dos Limitada retained beneficial ownership of 107,303,248 common shares (representing a 1.65% stake in our company).   On January 22, 2008, Retail International S.A. merged with and absorbed Servicios Profesionales y de Comercialización Tres Limitada, becoming the beneficial owner of an additional 1,347,128,980 common shares issued by by Distribución y Servicio D&S S.A. (representing a 20.66% stake in this company).

CUSIP No. Not Applicable	13G	Page 9 of 40 Pages

1.	Name of Reporting Person: Servicios Profesionales y de Comercialización Dos Limitada (1) I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 107,303,248
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 107,303,248
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 107,303,248
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 1.65%
12.	Type of Reporting Person (See Instructions): PN
(1)  On January 9, 2008, Servicios Profesionales y de Comercialización Limitada merged with and absorbed Inversiones Campeones Limitada, becoming the beneficial owner of the 3,066,288 common shares issued by Distribución y Servicio D&S S.A. (representing a 0.05% stake in this company). On January 10, 2008, Servicios Profesionales y de Comercialización Limitada merged with and absorbed Inversiones Palomar Limitada, becoming the beneficial owner of the 599,758,172 common shares previously held by Inversiones Palomar Limitada (representing a 9.20% stake in Distribución y Servicio D&S S.A.). As of January 10, 2008, Servicios Profesionales y de Comercialización Limitada was the beneficial owner of 2,908,864,456 common shares issued by Distribución y Servicio D&S S.A. (representing a 44.61% stake in this company). On January 14, 2008, Servicios Profesionales y de Comercialización Limitada spun-off Servicios Profesionales y de Comercialización Dos Limitada, as a result of which Servicios Profesionales y de Comercialización Dos Limitada became the beneficial owner of 2,908,864,456 common shares issued by Distribución y Servicio D&S S.A. (representing a 44.61% stake in this company). On January 21, 2008, Servicios Profesionales y de Comercialización Dos Limitada spun-off Servicios Profesionales y de Comercialización Tres Limitada, Servicios Profesionales y de Comercialización Cuatro Limitada and Servicios Profesionales y de Comercialización Cinco Limitada, as a result of which they became the beneficial owners of 1,347,128,980, 107,423,598 and 1,347,008,630 common shares issued by Distribución y Servicio D&S S.A., respectively (representing a 20.66%, 1.65% and 20.66% stake in this company, respectively). Following this transaction, Servicios Profesionales y de Comercialización Dos Limitada retained beneficial ownership of 107,303,248 common shares (representing a 1.65% stake in our company).   On January 22, 2008, Retail International S.A. merged with and absorbed Servicios Profesionales y de Comercialización Tres Limitada, becoming the beneficial owner of an additional 1,347,128,980 common shares issued by by Distribución y Servicio D&S S.A. (representing a 20.66% stake in this company).

CUSIP No. Not Applicable	13G	Page 10 of 40 Pages

1.	Name of Reporting Person: Retail International Cuatro S.A. (1) I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 39,159,308
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 39,159,308
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,159,308
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 0.60%
12.	Type of Reporting Person (See Instructions): CO
(1) On August 21, 2008, Retail International S.A. spun off Retail International Cuatro S.A., assigning to Retail International Cuatro S.A. 39,159,308 common shares issued by Distribución y Servicio D&S S.A. (representing a 0.60% stake in this company).

CUSIP No. Not Applicable	13G	Page 11 of 40 Pages

1.	Name of Reporting Person: Inversiones Gala Limitada (1) I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 19,007,676
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 19,007,676
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,007,676
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 0.29%
12.	Type of Reporting Person (See Instructions): PN
(1) On October 30, 2008, Inversiones Triplesis Limitada and Inversiones Triplevis Limitada merged into Inversiones Gala Limitada which became the beneficial owner of 19,007,676 common shares issued by Distribución y Servicio D&S S.A. (representing a 0.29% stake in this company).

CUSIP No. Not Applicable	13G	Page 12 of 40 Pages

1.	Name of Reporting Person: Nicolás Ibáñez Scott I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,982,410,520 (1)
	6.	Shared Voting Power: 222,418,220 (2)
	7.	Sole Dispositive Power: 1,982,410,520 (1)
	8.	Shared Dispositive Power: 222,418,220 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,204,828,740 (2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 33.81%
12.	Type of Reporting Person (See Instructions): IN
(1)  Represents shares beneficially owned or controlled directly or indirectly through a series of entities affiliated with Mr. Nicolás Ibáñez Scott as more fully set forth in Items 2 and 4 below.

(2)  Represents shares beneficially owned or controlled directly or indirectly through a series of entities affiliated with Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott as more fully set forth in Item 4 below.

CUSIP No. Not Applicable	13G	Page 13 of 40 Pages

1.	Name of Reporting Person: Felipe Ibáñez Scott I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,934,627,332 (1)
	6.	Shared Voting Power: 222,418,220 (2)
	7.	Sole Dispositive Power: 1,934,627,332 (1)
	8.	Shared Dispositive Power: 222,418,220 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,157,045,552 (2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 33.08%
12.	Type of Reporting Person (See Instructions): IN
(1)  Represents shares beneficially owned or controlled directly or indirectly through a series of entities affiliated with Mr. Felipe Ibáñez Scott as more fully set forth in Items 2 and 4 below.

(2)  Represents shares beneficially owned or controlled directly or indirectly through a series of entities affiliated with Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott as more fully set forth in Item 4 below.

Item 1(a).	Name of Issuer:

Distribución y Servicio D&S S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Av. Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago, Chile

Item 2(a).	Name of Person Filing:

The following persons are filing together as the “D&S Shareholder Group”:

(1)	Retail International S.A.;

(2)	Rentas FIS y Compañía, Sociedad Colectiva Civil;

(3)	Rentas HAY y Compañía, Sociedad Colectiva Civil;

(4)	Schouten N.V. Agencia en Chile;

(5)	Retail International Tres S.A.;

(6)	Inversiones International Supermarket Holdings Limitada;

(7)	Servicios Profesionales y de Comercialización Cuatro Limitada;

(8)	Servicios Profesionales y de Comercialización Dos Limitada;

(9)	Retail International Cuatro S.A.;

(10)	Inversiones Gala Limitada;

(11)	Nicolás Ibáñez Scott; and

(12)	Felipe Ibáñez Scott.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o D&S Shareholder Group
Distribución y Servicio D&S S.A.
Av. Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago, Chile

Item 2(c).	Citizenship:

Retail International S.A. – Republic of Chile
Rentas FIS y Compañía, Sociedad Colectiva Civil – Republic of Chile
Rentas HAY y Compañía, Sociedad Colectiva Civil – Republic of Chile
Schouten N.V. Agencia en Chile – Republic of Chile
Retail International Tres S.A. – Republic of Chile
Inversiones International Supermarket Holdings Limitada – Republic of Chile
Servicios Profesionales y de Comercialización Cuatro Limitada – Republic of Chile
Servicios Profesionales y de Comercialización Dos Limitada – Republic of Chile
Retail International Cuatro S.A. – Republic of Chile
Inversiones Gala Limitada – Republic of Chile
Nicolás Ibáñez Scott – Republic of Chile
Felipe Ibáñez Scott – Republic of Chile

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

Not applicable

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	Ownership.

(a)	Amount beneficially owned:

The D&S Shareholder Group and its members together beneficially own or control directly or indirectly 4,139,456,072 shares of the identified class of securities representing 63.49% of the 6,520,000,000 shares of common stock of Distribución y Servicio D&S S.A. The D&S Shareholder Group has the shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of the identified class of securities that may be deemed to be beneficially owned by Retail International S.A., Rentas FIS y Compañía, Sociedad Colectiva Civil, Rentas HAY y Compañía, Sociedad Colectiva Civil, Schouten N.V. Agencia en Chile, Retail International Tres S.A., Inversiones International Supermarket Holdings Limitada, Servicios Profesionales y de Comercialización Cuatro Limitada, Servicios Profesionales y de Comercialización Dos Limitada , Retail International Cuatro S.A. and Inversiones Gala Limitada, as well as shares of the identified class of securities that may be held directly by Messrs. Nicolas and Felipe Ibáñez Scott.

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RETAIL INTERNATIONAL S.A.

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer

Dated: February 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENTAS FIS Y COMPAÑÍA, SOCIEDAD COLECTIVA CIVIL

By:	/s/ Felipe Ibáñez Scott
Name: Felipe Ibáñez Scott
Title: Executive Officer

Dated: February 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENTAS HAY Y COMPAÑÍA, SOCIEDAD COLECTIVA CIVIL

By:	/s/ Felipe Ibáñez Scott
Name: Felipe Ibáñez Scott
Title: Executive Officer

Dated: February 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHOUTEN N.V. AGENCIA EN CHILE

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer

Dated: February 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RETAIL INTERNATIONAL TRES S.A.

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer

Dated: February 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVERSIONES INTERNATIONAL SUPERMARKET HOLDINGS LIMITADA

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer

Dated: February 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERVICIOS PROFESIONALES Y DE COMERCIALIZACIÓN CUATRO LIMITADA

By:	/s/ José Ricardo Mendoza Vivanco
Name: José Ricardo Mendoza Vivanco
Title: Executive Officer

Dated: February 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERVICIOS PROFESIONALES Y DE COMERCIALIZACIÓN DOS LIMITADA

By:	/s/ José Ricardo Mendoza Vivanco
Name: José Ricardo Mendoza Vivanco
Title: Executive Officer

Dated: February 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RETAIL INTERNATIONAL CUATRO S.A.

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer

Dated: February 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVERSIONES GALA LIMITADA

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer

Dated: February 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NICOLÁS IBÁÑEZ SCOTT

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Attorney-in-Fact

Dated: February 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FELIPE IBÁÑEZ SCOTT

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Attorney-in-Fact

Dated: February 13, 2009

Exhibit 1

In accordance with Rule 13d-1(f) of Regulation 13D-G of the Securities and Exchange Act of 1934, as amended, the undersigned filing Persons agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including any and all amendments thereto) relating to the Common Stock, no par value, of Distribución y Servicio D&S S.A.

RETAIL INTERNATIONAL S.A.

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer

Dated: February 13, 2009

RENTAS FIS Y COMPAÑÍA, SOCIEDAD COLECTIVA CIVIL

By:	/s/ Felipe Ibáñez Scott
Name: Felipe Ibáñez Scott
Title: Executive Officer

Dated: February 13, 2009

RENTAS HAY Y COMPAÑÍA, SOCIEDAD COLECTIVA CIVIL

By:	/s/ Felipe Ibáñez Scott
Name: Felipe Ibáñez Scott
Title: Executive Officer

Dated: February 13, 2009

SCHOUTEN N.V. AGENCIA EN CHILE

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer
Dated: February 13, 2009

RETAIL INTERNATIONAL TRES S.A.

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer
Dated: February 13, 2009

INVERSIONES INTERNATIONAL SUPERMARKET HOLDINGS LIMITADA

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer
Dated: February 13, 2009

SERVICIOS PROFESIONALES Y DE COMERCIALIZACIÓN CUATRO LIMITADA

By:	/s/ José Ricardo Mendoza Vivanco
Name: José Ricardo Mendoza Vivanco
Title: Executive Officer

Dated: February 13, 2009

SERVICIOS PROFESIONALES Y DE COMERCIALIZACIÓN DOS LIMITADA

By:	/s/ José Ricardo Mendoza Vivanco
Name: José Ricardo Mendoza Vivanco
Title: Executive Officer

Dated: February 13, 2009

RETAIL INTERNATIONAL CUATRO S.A.

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer
Dated: February 13, 2009

INVERSIONES GALA LIMITADA

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Executive Officer Dated: February 13, 2009

NICOLÁS IBÁÑEZ SCOTT

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Attorney-in-Fact

Dated: February 13, 2009

FELIPE IBÁÑEZ SCOTT

By:	/s/ Rodrigo Cruz Matta
Name: Rodrigo Cruz Matta
Title: Attorney-in-Fact

Dated: February 13, 2009